UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.5)*



                        Desc, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Series B common stock ("B Shares")
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  250309101(1)
             -------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec
                            Mexico City 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 19, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------
(1) CUSIP number is for the ADSs only. No CUSIP number exists for the underlying shares, as the shares are not traded in the United States.

CUSIP No.     250309101               13D


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Helu

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.6% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.6% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marco Antonio Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.6% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Patrick Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))

                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.6% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maria Soumaya Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.6% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanessa Paola Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.6% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Johanna Monique Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           293,645,698 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  293,645,698 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,645,698 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.6% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carso Global Telecom, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           Zero B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  Zero B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Zero B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Grupo Financiero Inbursa, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           285,312,365 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  285,312,365 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      285,312,365 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.8% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Telefonos de Mexico, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           Zero B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  Zero B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Zero B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0008

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  152,734,108 B Shares (See Items 5(a) and 5(b))

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  152,734,108 B Shares (See Items 5(a) and 5(d))

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      152,734,108 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.8% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0395

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  905,000 B Shares (See Items 5(a) and 5(b))

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  905,000 B Shares (See Items 5(a) and 5(d))

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      905,000 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Inmobiliaria Carso, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           8,333,333 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  8,333,333 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,333,333 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Orient Star Holdings LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           8,333,333 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  8,333,333 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,333,333 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 5 (the "Fifth Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 17, 2003 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on February 18, 2004 (the "First Amendment"), Amendment No. 2 to the Schedule 13D filed with the Commission on March 29, 2004 (the "Second Amendment"), Amendment No. 3 to the Schedule 13D filed with the Commission on April 26, 2004 (the "Third Amendment"), and Amendment No. 4 to the
Schedule 13D filed with the Commission on May 12, 2004 (the "Fourth Amendment"), by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit (collectively, the "Slim Family"), Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Financiero Inbursa, S.A. de C.V. ("GFI"), Telefonos de Mexico, S.A. de C.V. ("Telmex"), Trust No. F/0008 (the "Telmex Trust"), Trust No. F/0395 (the "Telnor Trust"), Inmobiliaria Carso S.A. de C.V. ("Inmobiliaria") and Orient Star Holdings LLC ("Orient Star", collectively, the "Reporting Persons"), with respect to the Series B common stock (the "B Shares") of Desc, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Fifth Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 1.     Security and Issuer.

            This statement relates to the B Shares of the Issuer. As described below in Item 4, shares of Series A common stock (the "A Shares") are no longer convertible into B Shares pursuant to the Voluntary Conversion (as defined below in Item 4). A Shares are not subject to the reporting obligations of Rule 13d-1 under the Securities and Exchange Act of 1934, as amended. As a result, the Reporting Persons are reporting in this Fifth Amendment only B Shares beneficially owned, directly or indirectly.

Item 3.     Source and Amount of Funds or Other Consideration

            The aggregate amount of funds utilized to purchase the 7,716,700 B Shares purchased by the Telmex Trust since the filing of the Fourth Amendment is 25,936,833 pesos (approximately U.S. $2.2 million based on an exchange rate of 11.545 pesos per U.S. dollar, the exchange rate in effect on May 21, 2004).
The funds used to purchase such B Shares were obtained from the working capital of the Telmex Trust.

Item 4.     Purpose of Transaction.

            On March 8, 2004, meetings of holders of A Shares, B Shares and shares of Series C common stock of the Issuer were held. At these meetings, the shareholders approved a voluntary conversion of A Shares into B Shares on a one-to-one basis until May 19, 2004, at the request of interested shareholders and subject to certain limits (the "Voluntary Conversion"). On March 18, 2004, all of the A Shares previously held by the Reporting Persons were voluntarily converted into holdings of B Shares. On May 19, 2004, a subsidiary of GFI converted 12,500,000 B Shares into holdings of A Shares.

            As described in Item 4 of the First Amendment, on February 17, 2004, the Issuer and Inversora Bursatil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa entered into a Collaboration Agreement for the Subscription of Shares in connection with a proposed capital increase by the Issuer. This agreement terminated in accordance with its terms on May 19, 2004.

            Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the B Shares owned by them in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.     Interest in Securities of the Issuer.

         (a) The Reporting Persons listed below have the following direct interests in B Shares:

                                                       B Shares(1)
                                              ------------------------------
                                                Number            % of Class
                                              -----------         ----------
        GFI(2) (3).........................   285,312,365           25.8%
        Telmex Trust.......................   152,734,108           13.8%
        Telnor Trust.......................       905,000            0.1%
        Orient Star........................     8,333,333            0.8%


            (1)   Based on 1,105,485,387 B Shares outstanding as of May 19,
                  2004.

            (2) As described in Item 4 above, A Shares are no longer voluntarily convertible into B Shares. As a result, the totals and percentages of B Shares held by GFI do not assume that any A Shares that may be beneficially held directly or indirectly by GFI have been converted into B Shares. The total number of B Shares beneficially held by GFI directly or indirectly has been reduced as a result of the conversion by a subsidiary of GFI of 12,500,000 B Shares into holdings of A Shares through the Voluntary Conversion.

            (3) Six B Shares were inadvertently included in the holdings of GFI described in the Fourth Amendment.

         (c) As described in Item 4 above, on May 19, 2004, a subsidiary of GFI converted 12,500,000 B Shares into holdings of A Shares. All other transactions in B Shares effected by the Reporting Persons since the Fourth Amendment are listed in Schedule II hereto.

Item 7.     Material to be Filed as Exhibits

* The Powers of Attorney and Joint Filing Agreement filed as exhibits to the Schedule 13D and the First Amendment are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu

         ----------------------------------------    By: /s/ Eduardo Valdes Acra
         Carlos Slim Domit                               -----------------------
                                                         Eduardo Valdes Acra
         ----------------------------------------        Attorney-in-Fact
         Marco Antonio Slim Domit                        May 24, 2004

         ----------------------------------------
         Patrick Slim Domit

         ----------------------------------------
         Maria Soumaya Slim Domit

         ----------------------------------------
         Vanessa Paola Slim Domit

         ----------------------------------------
         Johanna Monique Slim Domit

         ----------------------------------------

         CARSO GLOBAL
         TELECOM, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A., INSTITUCION
         DE BANCA MULTIPLE, GRUPO
         FINANCIERO INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE OF TRUST
         NO. F/0008


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         BANCO INBURSA S.A., INSTITUCION
         DE BANCA MULTIPLE, GRUPO
         FINANCIERO INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE OF TRUST
         NO. F/0395


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         INMOBILIARIA CARSO S.A. DE C.V.


         ----------------------------------------
         By: Armando Ibanez Vazquez
         Title: Attorney-in-Fact

         ORIENT STAR HOLDINGS LLC


         ----------------------------------------
         By: Inmobiliaria Carso, S.A. de C.V.
         Name: Armando Ibanez Vazquez
         Title: Attorney-in-Fact

                                   SCHEDULE II

         Since the Fourth Amendment, the Reporting Persons set forth below effected the following transactions in B Shares on the Mexican Stock Exchange. The prices below reflect the average consideration received (in Mexican Pesos) per B Share on the relevant trade date.

                      Type of                       Number of    Price Per Share
 Reporting Person   Transaction      Trade Date     B Shares     Mexican Pesos.

   Telmex Trust      Purchase       May 10, 2004      11,700          3.40
   Telmex Trust      Purchase       May 10, 2004      10,000          3.40
   Telmex Trust      Purchase       May 10, 2004         100          3.40
   Telmex Trust      Purchase       May 10, 2004     100,000          3.40
   Telmex Trust      Purchase       May 10, 2004     110,000          3.40
   Telmex Trust      Purchase       May 10, 2004      50,000          3.40
   Telmex Trust      Purchase       May 10, 2004      50,000          3.41
   Telmex Trust      Purchase       May 10, 2004     100,000          3.40
   Telmex Trust      Purchase       May 10, 2004      50,000          3.42
   Telmex Trust      Purchase       May 10, 2004      50,000          3.42
   Telmex Trust      Purchase       May 10, 2004      67,000          3.42
   Telmex Trust      Purchase       May 10, 2004       1,200          3.42
   Telmex Trust      Purchase       May 10, 2004      46,400          3.42
   Telmex Trust      Purchase       May 11, 2004       3,600          3.42
   Telmex Trust      Purchase       May 11, 2004      16,000          3.42
   Telmex Trust      Purchase       May 11, 2004     150,000          3.45
   Telmex Trust      Purchase       May 11, 2004     150,000          3.45
   Telmex Trust      Purchase       May 11, 2004     150,000          3.45
   Telmex Trust      Purchase       May 11, 2004      50,000          3.45
   Telmex Trust      Purchase       May 11, 2004      10,600          3.45
   Telmex Trust      Purchase       May 11, 2004       5,300          3.45
   Telmex Trust      Purchase       May 11, 2004     150,000          3.45
   Telmex Trust      Purchase       May 11, 2004     100,000          3.45
   Telmex Trust      Purchase       May 11, 2004      34,100          3.45
   Telmex Trust      Purchase       May 11, 2004      93,000          3.42
   Telmex Trust      Purchase       May 11, 2004       4,600          3.41
   Telmex Trust      Purchase       May 11, 2004      86,400          3.42
   Telmex Trust      Purchase       May 11, 2004      13,600          3.42
   Telmex Trust      Purchase       May 11, 2004     100,000          3.42
   Telmex Trust      Purchase       May 11, 2004      36,400          3.42
   Telmex Trust      Purchase       May 12, 2004      24,200          3.33
   Telmex Trust      Purchase       May 12, 2004     175,800          3.33
   Telmex Trust      Purchase       May 12, 2004     150,000          3.30
   Telmex Trust      Purchase       May 12, 2004     100,000          3.32
   Telmex Trust      Purchase       May 12, 2004     100,000          3.32
   Telmex Trust      Purchase       May 12, 2004     100,000          3.32
   Telmex Trust      Purchase       May 12, 2004     150,000          3.32
   Telmex Trust      Purchase       May 12, 2004     100,000          3.31
   Telmex Trust      Purchase       May 12, 2004     125,000          3.31
   Telmex Trust      Purchase       May 12, 2004     100,000          3.31
   Telmex Trust      Purchase       May 12, 2004     100,000          3.31
   Telmex Trust      Purchase       May 12, 2004      44,900          3.30
   Telmex Trust      Purchase       May 12, 2004     100,000          3.36
   Telmex Trust      Purchase       May 12, 2004      20,000          3.35
   Telmex Trust      Purchase       May 12, 2004      10,100          3.35
   Telmex Trust      Purchase       May 13, 2004      19,100          3.43
   Telmex Trust      Purchase       May 13, 2004      95,000          3.43
   Telmex Trust      Purchase       May 13, 2004     100,000          3.43
   Telmex Trust      Purchase       May 13, 2004     175,000          3.43
   Telmex Trust      Purchase       May 13, 2004     180,000          3.43
   Telmex Trust      Purchase       May 13, 2004     100,000          3.43
   Telmex Trust      Purchase       May 13, 2004      20,000          3.43
   Telmex Trust      Purchase       May 13, 2004       5,000          3.43
   Telmex Trust      Purchase       May 13, 2004     100,000          3.42
   Telmex Trust      Purchase       May 13, 2004     100,000          3.42
   Telmex Trust      Purchase       May 13, 2004      50,000          3.42
   Telmex Trust      Purchase       May 13, 2004      15,900          3.42
   Telmex Trust      Purchase       May 13, 2004      40,000          3.42
   Telmex Trust      Purchase       May 13, 2004     100,000          3.40
   Telmex Trust      Purchase       May 13, 2004      50,000          3.40
   Telmex Trust      Purchase       May 13, 2004      37,000          3.37
   Telmex Trust      Purchase       May 13, 2004      40,000          3.37
   Telmex Trust      Purchase       May 13, 2004       1,200          3.37
   Telmex Trust      Purchase       May 13, 2004       1,800          3.37
   Telmex Trust      Purchase       May 14, 2004     100,000          3.31
   Telmex Trust      Purchase       May 14, 2004     125,000          3.31
   Telmex Trust      Purchase       May 14, 2004     150,000          3.31
   Telmex Trust      Purchase       May 14, 2004     250,000          3.31
   Telmex Trust      Purchase       May 14, 2004      75,000          3.31
   Telmex Trust      Purchase       May 14, 2004       2,500          3.31
   Telmex Trust      Purchase       May 14, 2004      50,000          3.31
   Telmex Trust      Purchase       May 14, 2004      30,000          3.31
   Telmex Trust      Purchase       May 14, 2004      20,000          3.31
   Telmex Trust      Purchase       May 14, 2004         800          3.31
   Telmex Trust      Purchase       May 17, 2004      38,000          3.30
   Telmex Trust      Purchase       May 17, 2004      62,000          3.30
   Telmex Trust      Purchase       May 18, 2004      37,100          3.31
   Telmex Trust      Purchase       May 18, 2004      49,100          3.33
   Telmex Trust      Purchase       May 18, 2004      17,000          3.33
   Telmex Trust      Purchase       May 18, 2004      33,900          3.33
   Telmex Trust      Purchase       May 18, 2004      16,100          3.33
   Telmex Trust      Purchase       May 18, 2004      10,000          3.33
   Telmex Trust      Purchase       May 18, 2004      20,000          3.33
   Telmex Trust      Purchase       May 18, 2004      16,800          3.33
   Telmex Trust      Purchase       May 18, 2004     183,200          3.33
   Telmex Trust      Purchase       May 18, 2004      16,800          3.33
   Telmex Trust      Purchase       May 18, 2004      50,000          3.33
   Telmex Trust      Purchase       May 18, 2004      33,100          3.33
   Telmex Trust      Purchase       May 18, 2004      16,900          3.33
   Telmex Trust      Purchase       May 18, 2004      73,100          3.33
   Telmex Trust      Purchase       May 18, 2004     226,900          3.33
   Telmex Trust      Purchase       May 18, 2004     173,100          3.33
   Telmex Trust      Purchase       May 18, 2004      26,900          3.33
   Telmex Trust      Purchase       May 18, 2004      50,000          3.32
   Telmex Trust      Purchase       May 18, 2004      50,000          3.32
   Telmex Trust      Purchase       May 18, 2004      50,000          3.32
   Telmex Trust      Purchase       May 18, 2004      50,000          3.32
   Telmex Trust      Purchase       May 19, 2004     100,000          3.33
   Telmex Trust      Purchase       May 19, 2004      18,200          3.32
   Telmex Trust      Purchase       May 19, 2004         100          3.32
   Telmex Trust      Purchase       May 19, 2004     400,000          3.32
   Telmex Trust      Purchase       May 19, 2004      50,000          3.32
   Telmex Trust      Purchase       May 19, 2004      35,000          3.31
   Telmex Trust      Purchase       May 20, 2004      20,100          3.32
   Telmex Trust      Purchase       May 20, 2004       9,900          3.32
   Telmex Trust      Purchase       May 20, 2004      50,100          3.32
   Telmex Trust      Purchase       May 20, 2004     300,000          3.32
   Telmex Trust      Purchase       May 20, 2004     200,000          3.32